Exhibit 99.B(j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 34 to Registration Statement No. 033-65690 on Form N-1A of our report dated July 28, 2011, relating to the financial statements and financial highlights of Institutional Government Money Market Fund, Institutional Money Market Fund, and Institutional Treasury Money Market Fund, each a series of PNC Advantage Funds, appearing in the Annual Report on Form N-CSR of PNC Advantage Funds, for the year ended May 31, 2011, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Financial Statements” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

September 28, 2011